Filed by Atwood Oceanics, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934 as amended

Subject Company:

Atwood Oceanics, Inc.

Commission File No.: 1-13167

Atwood Oceanics, Inc. and Ensco plc

Conference Call Transcript

May 30, 2017

The following is a transcript of a joint investor conference call held by Ensco plc and Atwood Oceanics, Inc. on May 30, 2017. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. A replay of the recorded conference call will be accessible for a limited time through Atwood Oceanics, Inc.’s web site at www.atwd.com.

Cautionary Note Regarding Forward-Looking Statements

Statements included in this communication regarding Atwood Oceanics, Inc. (the “Company”) and Ensco plc (“Ensco”) and the proposed merger and statements that are not historical facts are forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended). Forward-looking statements include words or phrases such as “anticipate,” “believe,” “contemplate,” “estimate,” “expect,” “intend,” “plan,” “project,” “could,” “may,” “might,” “should,” “will” and words and phrases of similar import. These statements involve risks and uncertainties including, but not limited to, actions by regulatory authorities, rating agencies or other third parties, actions by the respective companies’ security holders, costs and difficulties related to integration of the Company, delays, costs and difficulties related to the transaction, market conditions and Ensco’s financial results and performance following the completion of the merger, satisfaction of closing conditions, ability to repay debt and timing thereof, availability and terms of any financing and other factors detailed in the risk factors section and elsewhere in the Company’s and Ensco’s Annual Report on Form 10-K for the year ended September 30, 2016 and December 31, 2016, respectively, and their respective other filings with the SEC, which are available on the SEC’s website at www.sec.gov. Should one or more of these risks or uncertainties materialize (or the other consequences of such a development worsen), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected. All information in this document is as of today. Except as required by law, both the Company and Ensco disclaim any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.

Additional Information and Where You Can Find It

In connection with the proposed merger, the Company will file a registration statement on Form S-4, including a joint proxy statement/prospectus of the Company and Ensco, with the SEC. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND ENSCO ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER, THE PARTIES TO THE MERGER AND THE RISKS ASSOCIATED WITH THE MERGER. A definitive joint proxy statement/prospectus will be sent to security holders of the Company and Ensco seeking their approval of the proposed merger connection with the Company and Ensco shareholder meetings. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other relevant documents filed by the Company and Ensco with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the joint proxy statement/prospectus and other relevant documents (when available) by directing a request by mail or telephone to either Investor Relations, Atwood Oceanics, Inc., 15011 Katy Freeway, Suite 800, Houston, Texas 77094, telephone 281-749-7840, or Investor Relations, Ensco plc, 5847 San Felipe, Suite 3300, Houston, Texas 77057, telephone 713-430-4607. Copies of the documents filed by the Company with the SEC will be available free of charge on Atwood’s website at www.atwd.com under the tab “Investor Relations.” Copies of the documents filed by Ensco with the SEC will be available free of charge on Ensco’s website at www.enscoplc.com under the tab “Investors.” Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

The Company and Ensco and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in the Company’s proxy statement relating to its 2017 Annual Meeting of Shareholders and Ensco’s proxy statement relating to its 2017 General Meeting of Shareholders, as filed with the SEC on January 9, 2017 and March 31, 2017, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the joint proxy statement/prospectus and other relevant documents regarding the transaction, which will be filed with the SEC.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

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PARTICIPANTS

Corporate Participants

Nick Georgas – Director, Investor Relations and Communications, Ensco Plc

Carl Trowell – President, Chief Executive Officer & Director, Ensco Plc

Jonathan Baksht – Chief Financial Officer & Senior Vice President, Ensco Plc

Robert J. Saltiel – President, Chief Executive Officer & Director, Atwood Oceanics, Inc.

Other Participants

James West – Analyst, Evercore Group LLC

Gregory Lewis – Analyst, Credit Suisse Securities (USA) LLC

Byron K. Pope – Analyst, Tudor, Pickering, Holt & Co. Securities, Inc.

Paul Chambers – Analyst, Barclays Investment Bank

Haithum Nokta – Analyst, Clarksons Platou Securities, Inc.

Ian Macpherson – Analyst, Simmons & Company International

Praveen Narra – Analyst, Raymond James & Associates, Inc.

Colin Davies – Analyst, Sanford C. Bernstein & Co. LLC

Mark William Brown – Analyst, Seaport Global Securities LLC

Sean C. Meakim – Analyst, JPMorgan Securities LLC

MANAGEMENT DISCUSSION SECTION

Operator: Good morning. Ensco Plc and Atwood Oceanics, Inc. welcome you to the joint conference call to discuss their strategic combination. At this time, all participants are in a listen-only mode. A brief question-and-answer session will follow the formal presentation. [Operator Instructions] As a reminder, this conference is being recorded.

It is my pleasure to introduce your host, Nick Georgas, Director of Investor Relations and Communications for Ensco Plc. Thank you. Mr. Georgas, you may begin.

Nick Georgas, Director, Investor Relations and Communications, Ensco Plc

Thank you, operator. And welcome, everyone, to the Ensco and Atwood joint conference call to discuss our proposed transaction. With me today are Carl Trowell, President and CEO of Ensco; Jon Baksht, Senior Vice President and CFO of Ensco; and Rob Saltiel, President and CEO of Atwood. We issued a joint press release earlier today which is available on our website.

Please also refer to the slide presentation titled Strengthening the Offshore Driller of Choice that is available on our website, since we will be referring to these slides during our call. We will keep our call today to one hour.

Any statements in the slide presentation or comments that we make about expectations are forward-looking statements and are subject to risks and uncertainties. Many factors could cause actual results to differ materially. Please refer to our press release, slide presentation and SEC filings on our website that define forward-looking statements, risk factors and other events that could impact future results and disclose important additional information regarding the transaction that will be filed with the SEC. Also, please note that we undertake no duty to update our forward-looking statements.

Now, let me turn the call over to Carl Trowell, President and CEO of Ensco.

Carl Trowell, President, Chief Executive Officer & Director, Ensco Plc

Thanks, Nick, and welcome everyone. I’ll start by covering the highlights of our proposed transaction, before discussing the strategic benefits of combining our rig fleets and the advantages of bringing our companies together. Jon will address the financial position of the pro forma company, then Rob will say a few words on the benefits from an Atwood perspective, before I conclude with our vision forward, we’ll then open it up for questions.

Before we get into the details of the presentation, let me make a few introductory comments. As we exchanged information, I think it’s fair to say that the more we learned about each other’s operations, markets trends and customer relationships and culture, the more we realized that Ensco and Atwood are an ideal strategic fit.

Both companies complement each other extremely well in terms of the composition of rig fleets, markets and customers. We share the same core values through our dedication to safety, operational excellence, employee development and customer satisfaction, which we believe is critically important when bringing two organizations together.

This will facilitate a smooth transition, allowing us to focus on delivering high levels of operational and safety performance to our customers. Finally, we will continue to have a strong balance sheet and remain one of the best capitalized companies in the offshore drilling sector.

Now, I’ll turn to the presentation that is available on our website. As the title notes, we believe that through this acquisition, we are strengthening our position as the offshore driller of choice and creating a broad platform that we can build upon in the future.

Let me turn your attention to slide 4. Under the terms of the merger agreement that was unanimously approved by the boards of directors of both companies, Atwood shareholders will receive 1.60 Ensco shares for a total value of $10.72 per Atwood share based on Ensco’s closing share price of $6.70 on Friday, May 26. This represents a premium of approximately 33% to Atwood’s closing price on the same day. There are no financing conditions for this transaction.

Ensco’s executive management team and board of directors will continue to manage and govern the combined company and two members from Atwood’s current board will join the Ensco board. Ensco will remain domiciled in the UK with senior executive officers located in both London and Houston.

Lastly, we project $65 million of pre-tax annual expense synergies to come from the transaction. Given the operating capabilities of the Atwood fleet and the strength of their organization, we believe that the integration process will be straightforward. Slide 5 summarizes the strategic rationale for our transaction. We’ll address each point in detail throughout the slide presentation.

Now, please turn to slide 6. The most compelling reason to combine our companies is that we will benefit from an increased scale and complementary rig fleets, by enhancing our high-quality fleet, while keeping balanced exposure by water depth, geography and customer base, we’re in an even better position to participate in all stages of the market recovery.

On the next slide, we show the fleets for the standalone companies and the composition of the pro forma Ensco fleet. The acquisition enhances the drilling capabilities across our fleet from ultra-deepwater drillships to versatile semisubmersibles and shallow-water jackups.

The transaction will add four best-in-class technologically advanced drillships and two ultra-deepwater semisubmersibles to Ensco’s current floater fleet for a total of 26 rigs. The average age of our pro forma ultra-deepwater floaters will be just five years, establishing this fleet among the youngest and most capable in the industry.

Moving to our shallow-water fleet, together we will have the largest fleet of premium jackups with a total of 37 rigs, including 27 premium rigs. As a part of our multi-year renewal of our jackup fleet, we’ve sold 12 less capable jackups and replaced them with six high-specification rigs since 2013. The addition of Atwood’s five high-specification jackups to the fleet is a continuation of these refresh efforts. This positions us well to capitalize on the recent broad-based uptick in customer activity in the shallow-water market. Atwood’s fleet technology was a key consideration as we evaluated the company.

Slide 8 highlights some of the technical specifications that the pro forma companies, best-in-class ultra-deepwater drillships will have. These includes the ability to drill up to 12,000 feet of water, and to a total drilling depth of 40,000 feet, as well as dual 7 Ram BOPs and dual derricks. In addition to the highly capable and differentiated assets that complemented our fleet, the rigs have common equipment and rig designs that will fit well with our standardization strategy.

Turning to slide 9, we’ve done a detailed review of potential cost synergies, which we estimate will total $65 million annually on a run rate basis. Key drivers of synergies include G&A cost optimization, operations and unit support cost efficiencies, insurance premium reductions, as well as supply chain and fleet management optimization.

Run rate synergies are expected to materialize in 2019. For 2018, cost synergies are projected to be more than $45 million. We anticipate providing periodic updates on realized synergies as a part of our quarterly earnings calls post closing.

Slide 10 shows the geographic reach of the combined company. And as you can see, there is minimal overlap. For example, Ensco has a presence in the U.S. Gulf of Mexico, Brazil and the Middle East, where Atwood has little to no presence today. There are significant opportunities to utilize Ensco’s experience in these markets to contract Atwood’s drillships, semis and jackups, and Atwood has extensive operating experience in the Asia Pacific market, where the combined company is well positioned to serve customers needs.

On slide 11, you see that our companies also complement each other in terms of customer mix. Over 70% of the combined customers carry an investment grade credit rating. Atwood rigs can be marketed around the world to Ensco’s vast customer base of leading national and international operators as well as many independents. And Ensco will benefit from Atwood’s strong relationship with several customers. Another compelling point is the long track record of highly satisfied customers that both companies share as evidenced by pro forma Ensco winning 13 of 18 total categories in the most recent industry customer satisfaction survey.

Now moving to slide 12, both companies have excellent reputations as established reliable operators in the offshore drilling space, which we believe are directly tied to our shared commitment to deliver safe and efficient drilling services to our customers. The strong customer relationships I just mentioned are directly tied to our shared focus on core values like safety and operational excellence as well as training and employee development.

You see that both companies are committed to improving operational and safety performance by the continued improvement in both areas including safety results that are well ahead of the industry average for lost time incident.

Additionally, Ensco has invested in upgrading our systems and processes including our Ensco asset management system, which has helped to improve rig uptime and maximize performance and reliability over the life of our assets. We will be able to integrate the Atwood rigs into our systems given their highly standardized designs and equipment packages which may lead to further efficiencies.

Now, let me turn the call over to Jon, who will walk us through the combined companies’ balance sheet, and next steps for the transaction.

Jonathan Baksht, Chief Financial Officer & Senior Vice President, Ensco Plc

Thank you, Carl. On slide 13, we see that the combination preserves our financial strength and balance sheet. Our debt maturities remain manageable and our liquidity position is expected to provide the pro forma company with financial flexibility to act opportunistically as the offshore drilling sector recovers. In terms of liquidity, the pro forma company will have access to Ensco’s $2.25 billion revolving credit facility which remains fully available.

Upon closing the transaction we anticipate that the pro forma company will repay an $850 million outstanding balance on Atwood’s revolver with cash on hand. Adjusted for this repayment total liquidity would have been $3.9 billion at the end of the first quarter, and includes more than $1.6 billion of cash and short-term investments. Following the repayment of Atwood’s revolver and the addition of approximately $449 million of senior notes, the combined entity will have $1.6 billion of debt maturities before 2024.

In terms of next steps, if you now turn to slide 14, you’ll see that we’re pursuing customary approvals including majority approval from Ensco’s shareholders and two-thirds approval from Atwood shareholders. A registration statement including a joint proxy statement and prospectus will be filed with the SEC as soon as possible. We expect a closing date to be as early as calendar third quarter of this year.

Now, let me turn the call over to Rob, who will share his thoughts on the transaction.

Robert J. Saltiel, President, Chief Executive Officer & Director, Atwood Oceanics, Inc.

Thank you, Jon. You can see from Carl’s and Jon’s comments, why we at Atwood are supportive of this transaction, as the logic of this combination is compelling for our shareholders as well. As market participants face a prolonged downturn in the offshore drilling sector, scale and diversification have taken on even greater importance. The combined fleet will represent one of the most capable offshore rig fleets in the world.

Customers will have access to assets in all water depths that can provide a wide range of capabilities to address their well programs. The combined company will have a large customer base and will be among the most geographically diverse drillers, with current operations and drilling contracts spanning more than 18 countries on six continents in nearly every major deep and shallow-water basin in the world. The combined company will have a strong balance sheet, which will give it the flexibility to thrive as market conditions improve. And as Carl mentioned, there is considerable alignment in our company’s culture and values which is critical to the success of any business combination.

From the perspective of Atwood shareholders, this transaction will provide a substantial premium and significant upfront value along with ownership interest in the leading offshore driller. In addition, there will be a continued Atwood presence on the company’s board of directors with the appointment of two Atwood directors at the closing. We expect the company’s investor base to expand given pro forma Ensco size and financial strength and diversification in terms of rig fleet, customers and geography.

Current Atwood customers will benefit from access to a diverse asset base and an industry leading company, well known for safety and operational excellence, customer satisfaction and financial strength. Importantly, this combination creates expanded career opportunities for the offshore employees of Atwood in working for an industry leading company with a much larger fleet of high-specification assets.

In closing, I do have some thoughts of sentiment as this deal will bring to a close Atwood Oceanics nearly 50 years as a leading offshore driller. We are proud that our company’s guiding principles always prioritize safety, client satisfaction, and employee focus, and that our people live these values every workday. However, I truly believe that the combined Atwood and Ensco will carry on our culture and reputation as a stronger leader in the offshore drilling industry. I expect that this company will enable both success and opportunity for its shareholders, employees, and customers.

And with that, I’d like to hand the call back to Carl to make some closing remarks.

Carl Trowell, President, Chief Executive Officer & Director, Ensco Plc

Thanks, Rob. In terms of the vision for the company going forward, please refer to slide 15 of the presentation. From our perspective, we will continue to do what has earned us our reputation as the offshore driller of choice. We will maintain our strategic focus on all segments of the market, as we use our high-specification assets to preserve our market leadership position. We will leverage our proven operating systems to continue delivering best-in-class services to our customers. We remained focused on enhancing performance and improving the drilling process through the use of technology and innovation.

We realize the value and importance of financial flexibility, and we will act as responsible stewards of capital while creating shareholder value. And the combined company gives us an excellent platform to build upon through this cycle, allowing us to further differentiate our drilling services from the competition.

In closing, we believe this combination positions the pro forma company extremely well to meet higher levels of customer demand and to capitalize on the recovery in the offshore drilling markets. The transaction benefits each company. Ensco’s existing fleet is enhanced by the addition of high specification Atwood assets, and Atwood gains increased scale and financial strength. Together, we believe we will create significant value for our shareholders, customers and employees well into the future.

And now, I’ll turn the call back over to Nick.

Nick Georgas, Director, Investor Relations and Communications, Ensco Plc

Thanks, Carl. In the interest of time, we will be limiting questions to one per caller today. Operator, at this time please open the line for questions.

QUESTION AND ANSWER SECTION

Operator: We’ll now begin the question-and-answer session. [Operator Instructions] Our first question comes from James West with Evercore ISI. Please go ahead.

Q – James West – Evercore Group LLC: Hey, good morning guys and congratulations on taking this step forward for the offshore industry and showing the leadership here with this transaction.

A – Carl Trowell – Ensco Plc: Thank you, James.

A – Jon Baksht – Ensco Plc: Thank you.

A – Rob Saltiel – Atwood Oceanics, Inc.: Good morning, James.

Q – James West – Evercore Group LLC: And so, I guess, a bigger picture question for me, understanding clearly the synergies, the scale, complementary fleets, those all make a lot of sense, but I think, Carl, as you’ve gotten your liquidity in great shape there are certainly other transactions that would have had those same type of complementary benefits. And maybe you could add to kind of your earlier comments about why Atwood and why now?

A – Carl Trowell – Ensco Plc: Well, I think, first of all, I’ll maybe take those in reverse, James. I think why now partially because I think this is now – this is probably a good time to start acting in preparation for a recovery in the market. And there’s been a long – it’s been a long time now where people have been discussing the general need for M&A within this space, and I think that we’ve been long saying that as we go through this cycle, which is arguably the worst one the sector’s ever been through, that a highly disaggregated challenged sector would benefit from consolidation. And I think we’re reaching the point where it’s now time to enact that.

And as we begin to see some early signs of recovery in market activity, this is a good time to act. I think from our side, from both Rob and my side, we felt that it was better to take an early action proactively together and choose your partner than it was to see how the landscape fell out around you. And we still believe in the general view that the industry is going to consolidate around a few smaller, bigger – sorry, bigger, more well-capitalized companies with a diverse geographic spread, and so we wanted to take our destiny in our own hands.

Now, with respect to Atwood, I think for us, it became extremely clear that the fleet structure that Atwood had was extremely compelling for us, been present in both the deepwater drillship space plus the semis and some high-end jackups fit very well with our strategy and our fleet structure. It significantly enhances our capabilities in the deepwater sector, and it helps refresh our jackup segment. So from that point of view, the fleet structure and size of Atwood made a lot of a sense.

As we both referred to, the – I think there’s a lot of respect on each side of the table about the operating capabilities and the safety record and the customer satisfaction from both sides, which means that integration and alignment of the two sides of the company, I think we feel is going to be a lot easier to do.

The size and scale of this as an acquisition is one that we think very much de-risks any integration and synergy work that we wish to do. And we feel very confident that we’re going to be able to get the efficiencies and synergies that we would like from this type of transaction by this combination. There are other combinations out there, where I think we would have felt that there was much greater risk on that execution of delivering the value that we wanted from the pro forma company.

Q – James West – Evercore Group LLC: Makes sense...

A – Carl Trowell – Ensco Plc: Rob, is there – do you want to add anything?

A – Rob Saltiel – Atwood Oceanics, Inc.: No. I think Carl hit all the bases, really high-quality assets, diversity and scale and financial strength are now trading at a premium in the offshore drilling space. And this downturn has really increased the importance of all three of those dimensions. This combination clearly enhances all three of these important components. And importantly for Atwood Oceanics and its employees, the alignment between the two companies, as Carl said, is excellent. We – both companies have made very strong reputations for themselves around safety and operational excellence and client and customer satisfaction. And certainly those attributes and strengths will be enhanced in the combined company going forward. So a lot of reasons why this combination makes sense for shareholders, employees, and clients and customers, and so we’re excited and supportive of the transaction and we’re – we expect it to be very successful.

A – Carl Trowell – Ensco Plc: I think I’ll go back and maybe let Jon pick up on something, but I think this element of when we looked across the landscape, and what we built into our reasoning was the – our ability to execute on the integration of the combined company going forward and to achieve synergies, which in this market at this time are important. They’re a big driver for any form of M&A. So, the fact that we felt that, that was heavily de-risked in this transaction is one of the reasons we’ve done it. And, I’ll hand over to Jon who’s maybe got a bit more to add around that.

A – Jon Baksht – Ensco Plc: Sure. And if you look at the value creation from the synergies here, I’ll maybe expand upon it a little bit further. So we did guide that in 2018, we’d be looking for about $45 million of synergies, and then $65 million in 2019. I think if you were to just take a present value of those synergies and illustratively at a 10% discount rate assuming those $65 million of synergies down to perpetuity, we’d factor in about a $100 million of transaction costs. But then, the present value that you realize is north of $400 million. So it is a significant value creator when you look at the overall size of the transaction and particularly the size of the market caps of the two companies.

Q – James West – Evercore Group LLC: Got it. Thanks guys.

Operator: Your next question is from Gregory Lewis with Credit Suisse. Please go ahead.

Q – Greg Lewis – Credit Suisse Securities (USA) LLC: Yes. Thank you, and good morning everybody. And – yeah, congratulations on a good transaction, I mean, that actually seems like a win-win for both sides. So, I guess, job well done there.

Carl, as we think about the landscape and just realizing clearly this enhances Ensco’s fleet and makes you sort of – you are already a premiere jackup player, but clearly rounds out the portfolio and realizing that the ink is not yet dry on this transaction, should we expect Ensco to continue to look at and maybe not whole scale transactions, but is there still opportunities for Ensco to continue to consolidate or roll up the market?

A – Carl Trowell – Ensco Plc: Good morning, Greg. I think, first and foremost what I really need to stress is that we’re now absolutely focused on getting this deal closed and that’s where all of our energy is going to go and we’re not going to do anything that would jeopardize that. That’s – this is our move, we want to make this work, we want to close it out, and I think it’s completely premature to then start talking about additional work on top of this.

However, we – this cycle is going to be protracted still. There has been a – there is a lot of time to run and the pro forma company provides a really quite good platform to do some other things. We will have the balance sheet to look at these things. So I think that we will – once we have closed this, we will of course be looking for opportunities, it’s absolutely beholding on us as a management team and a board to do that. But we are not – that’s not where our mind is at the moment and our head, right. It’s getting this deal through and close and integrate it.

Q – Greg Lewis – Credit Suisse Securities (USA) LLC: Okay. Perfect, gentlemen. Thank you for the time.

Operator: Our next question is from Byron Pope with Tudor, Pickering, Holt. Please go ahead.

Q – Byron Pope – Tudor, Pickering, Holt & Co. Securities, Inc.: Good morning, guys. Wondering if you could just speak to – as you talk to your ultra-deepwater customers, I mean, you talked about the benefits of larger scale going forward, really across the ultra-deepwater down to the jackup market. But as it relates to the ultra-deepwater market, could you speak to what is it that’s driving your customers’ desire for – to deal with a smaller number of ultra-deepwater suppliers? Is it standardizing around rig capabilities, just what’s driving that from that customer perspective in ultra-deepwater going forward?

A – Carl Trowell – Ensco Plc: Maybe I’ll make a couple of comments and then let Rob pick up. I think what we have seen is a trend where there is a flight to quality, that customers are beginning to narrow down on a smaller subset of partners to work with based on operational capability and alignment with what’s driving their performance and around financial strength and their view of who will survive this cycle. And we’re seeing an increased trend for customers to want to work more intimately with their drilling contractors to help improve the drilling process and help efficiency and that’s difficult to do if you’re dealing with multiple players all over the world and different drillers in different markets. This isn’t the case perhaps with every single client, but it’s certainly becoming important to a core group of our IOC customers. And we see them wanting to work closely on operational capabilities, technology development and different ways of working, different ways of bundling services on the rig. And so we are seeing this consolidation around a smaller number of key service providers. So I think that’s the trend we see and I’ll hand over to Rob.

A – Rob Saltiel – Atwood Oceanics, Inc.: Yeah, I think Carl’s done a good job of laying out the driver for scale and clearly Atwood, with the fleet our size, has been somewhat limited in our ability to serve a global marketplace, given that many operators are multi-regional or fully global. Given our fleet size, we’ve tended to perform our business more regionally or locally, given the small size. And I think one of the great benefits for Atwood clients and customers is that, they now have the opportunity, with the combined company, to really consider the global relationship and an extension of the great safety and operational performance that they’ve known in particular geographic markets can now be transmitted across the globe.

So I think that’s a huge advantage certainly for our client base and obviously we’re going to be with our fleet in expanding geographic presence in some areas where Ensco isn’t already or isn’t as strong. And I think that complementarity of capability and coverage is extremely helpful for our customers.

A – Carl Trowell – Ensco Plc: Yeah. And if I could maybe add, Byron, to give you one example without guiding you to exactly which client – we’ve got very tangible example, where working for the same IOC customer by having a high-specification jackup working from – in Africa. At the same time we’re doing a semi in Asia, and we have a drillship working for them in the Americas.

We’ve had – in this marketplace, we’ve had an incredible access into that customer’s thinking, their contracting, where they want to go around, future development of the interaction between the drilling service provider in that drilling department. And so being present in multiple geographies across multiple asset classes, working with that customer I think has put us in great shape with the work that we’ve won and has put us in great standing for winning future work going forward. And this transaction just adds to that capability for us now and then especially because of what the Atwood fleet quality brings to our fleet going forward.

Q – Byron Pope – Tudor, Pickering, Holt & Co. Securities, Inc.: That’s very helpful color. Thanks, guys. I appreciate it.

Operator: Our next question is from Paul Chambers of Barclays. Please go ahead.

Q – Paul Chambers – Barclays Investment Bank: Yeah. Good. Thanks for taking my call. Jon, in light of your comments to use Ensco’s cash to pay-off the Atwood RCFs, the $850 million, and in your 10-Q, you had said in April, you were making open market purchases of your own 2019s, and 2020s and 2021s. As we look at the Atwood 2020s, as you know they have a change of control put at 101. So I just kind of want to get your strategy towards that Atwood debt as it relates to your own recent open market purchases?

A – Jon Baksht – Ensco Plc: Sure, Paul. Happy to address that. So as you mentioned the 2020 notes that are currently at Atwood, they do have a change of control put at 101. We want to see how much of those do get put back to us. There is some flexibility on our part in terms of what we might want to do in terms of open market repurchases, but I think sitting here today it’s probably a bit premature to really get into that in too much detail.

I think, as Carl mentioned, we’re very much focused right now on getting this transaction closed and behind us. And so, from a capital management standpoint, we’ll see how much of that bond comes back to us and how much of the cash we have at that point in time and then we’d evaluate the future open market repurchases.

A – Carl Trowell – Ensco Plc: Paul, what I would add to that is just to reiterate and make clear what we stated in the pre-prepared statements is that, we do not require – there’s no financing required to close this deal. We have sufficient liquidity in the pro forma company to be able to handle – the bond has been put back and the retirement of the RCFs. And so, I think one of the advantages of this transaction is, as we’ve said, we’re bringing greater liquidity and financial strength to the combined company. And so, regardless of which way actually falls out and how much of those bonds come back or whether we look at doing any refinancing there, we’re in a good position to be able to manage it.

Q – Paul Chambers – Barclays Investment Bank: Okay. Great. Thanks for the color.

Operator: The next question is from Haithum Nokta, with Clarksons – excuse me, Clarksons Platou Securities. Please go ahead.

Q – Haithum Nokta – Clarksons Platou Securities, Inc.: Hi, good morning, Gentlemen, also congrats on taking the plunge here. I think this one is probably for Jon. Could you just maybe be a little bit of granular on how you expect these cost synergies to play out? Are they kind of closing, kind of regional shore-based this support areas or kind of what kind of drives the $65 million long-term?

A – Jon Baksht – Ensco Plc: Yeah. Generally speaking, we’ll – we’re going to look at majority of this as being shore-based cost reductions. As we were looking at the overlap of the two companies, there’s certain overlap. As you look at kind of the back office functions, so what we – the general administrative expense, but then also what we would call our operational support, which we talked about in the past. There is some – a lot of overlap between ourselves and Atwood. And so I think the back office pieces are going to drive the most significant part of that.

There is, as you start getting into more localized levels and more rig type support, I think you do need folks on the ground to support the current operations, and so, there’ll be less synergies coming from that area. And then, beyond kind of the shore-based piece, there is a little bit that we are factoring in for other aspects such as maybe some insurance savings. We will get some economies of scale for Atwood and current insured – insurance program on their rigs. And then also as you look to supply chain, there might be some additional dollars we could squeeze out from there, but the majority of it we are looking at shore-based reductions.

A – Carl Trowell – Ensco Plc: And I think what I would add Haithum is that we have a high degree of confidence in our ability to achieve those synergies. And as I said, it is one of the reasons why this combination looked very good to us. I think the size and scale of the acquisition, how it would fit in within the Ensco structure, which bits we would keep from the combined companies. We’ve worked in some detail, and I think we haven’t tried to be too flamboyant with this. So I think we feel that there is – that the target we put out there is very achievable.

Q – Haithum Nokta – Clarksons Platou Securities, Inc.: Great. Thank you.

Operator: Our next question is from Ian Macpherson with Simmons. Please go ahead.

Q – Ian Macpherson – Simmons & Company International: Hi. Congratulations from me as well to both teams. I think you put forward a very logical combination of two good names here. I guess, with any merger of this variety, one logical byproduct would be some – perhaps accelerated level of rationalization of the combined fleet. If you could speak to that, whether this would trigger any immediate rationalization, whether it’s taking – I don’t know, the Atwood jackup fleet from five rigs down to four, et cetera. And also you now have the Archer, the Admiral and the DS-10 in pre-delivery. If there’ll be any modification to the status of those undelivered drillships with regard to timing or otherwise? Thanks.

A – Carl Trowell – Ensco Plc: So, Ian, I think, first of all, let’s just caveat with it’s still early days, right. But I think the way we broadly see it today is that of the active fleet that exists today between Atwood and Ensco, I think, we see that we would keep those active and ready for work.

Between the pro forma company we’ll have enough optionality for a recovery between the rigs that are currently in the shipyard and those that Ensco has already stacked that we intend to come back to be levered to the upside. So, I think I’ll default at this point unless we saw a material change in the market will be to keep the two active fleets that we have on the pro forma company marketed and ready to take work. Now, of course, we’d have to adjust that if we saw things change, but I think that’s how we see as of today.

Atwood has already done a cleanup on its fleet. We’ve already taken some really difficult decisions on our fleet. What I would add though is that, I think would be – you called out sort of Atwood’s jackup fleet, and I think we don’t see it that way. I don’t think we see a rationalization of that, we actually see these as very good rigs and a complement to our existing structure and we can already see markets in the world where we would actively market those rigs, maybe in advance of some of our older rigs.

So, I think the rationalization if it is to be there is quite clearly we have some older jackups, which are currently on some very good contracts, but as the clock runs forward and those contracts come towards an end and we’re going to have to make some very careful decisions about reinvesting in the fleet in terms of SPS. I think we would naturally see here that the Atwood fleet would go into replace some of those older rigs when they’re rolled out. Now, as things exist today, we don’t have to take some radical decisions, because a lot of those rigs are on currently good cash earning contracts, and we would let them run forward. But I think that’s very much the way we see it.

Now, with respect to the rigs in the shipyard, I think what is really good here is, it gives the pro forma company a relatively low cost option for the future. Those rigs have been held at a relatively low cash cost to the combined company, ready for a market recovery, and I think the timing of which they are due to come out works quite well, because it will be staggered between the DS-10, and then the two Atwood rigs between 2018, 2019, 2020, with the option maybe to slide those a little bit.

And so, I think we at this stage don’t see any need to radically change that plan. So I think, this will help us to maybe take some accelerated decisions around our lower end fleet, but I think we don’t intend to stack out any of the – very many of the new combined pro forma fleet. And I think, our view today is certainly that the Atwood fleet as it came in would be kept warmed to be marketed and we think there’s very good marketing opportunities for that fleet given its capabilities.

Q – Ian Macpherson – Simmons & Company International: Very good. Thanks, Carl.

Operator: Our next question is from Praveen Narra with Raymond James. Please go ahead.

Q – Praveen Narra – Raymond James & Associates, Inc.: Hey, good morning. Thanks for taking my question. You guys mentioned in the press release that you expected the transaction to be accretive on a DCF basis. I guess, just digging into that, how do we think of when we reach that point of normalized basis, when you think out on that DCF basis, and if you’re willing to share, certainly it’d be appreciated, but where do you think that normalized base is specifically for the floaters?

A – Jon Baksht – Ensco Plc:Sure, I’ll take that. From a DCF basis, I’ll tell you that, we actually look at this from different environments, and so we’re not necessarily looking at our discounted cash flows as only kind of one scenario, I think there is still some uncertainty as to the trajectory and the timing of an inflection. So, what we – how we model this and how we look at those cash flows, we actually look at some that influx earlier than others and some that are different profiles. And what I would say is that, across each of those scenarios, this transaction to us will continue to be accretive on a discounted cash flow basis per share. And if you factor in the synergies that I mentioned before, so we’re looking at over $400 million synergy from – based on the projections. Those do help drive that accretion in the different scenarios.

Q – Praveen Narra – Raymond James & Associates, Inc.: Right. Perfect. That’s great color. And congratulations on the transaction.

A – Jon Baksht – Ensco Plc: Thank you.

Operator: Our next question is from Colin Davies with Bernstein. Please go ahead.

Q – Colin Davies – Sanford C. Bernstein & Co. LLC: Well, thank you, and congratulations again on the deal taking the industry consolidation as a first step. I just wanted to delve in a little bit more on the rig strategy going forward. I mean, the Advantage and the Achiever are coming off contract relatively soon. Does this change how you think about stacking strategy for the combined fleet going forward, because you previously mentioned I think looking at a partial reactivation of some of the or one of the Ensco units, but does this now change things going forward on a combined basis?

A – Carl Trowell – Ensco Plc: So, the answer is a little bit and not a lot. So, the reality is so that the what you’re referring to is as looking at reactivating one of our rigs and we are pretty much down that road, so that’s effectively done. So I don’t think that changes that.

Where I think this will change things is that, we still continue to have the DS-3 and the DS-5 preservation stacked in Tenerife. I think now given the pro forma company what we would do is, we would – whereas we might have been looking to the market to see when we saw a signal that it was time to stop bringing those back, of course, I think, that what we will now do is the Advantage and the Achiever will be the rigs that become the next marketed for us in the pro forma fleet and we would then keep those rigs stacked, because it’s – the cost effectiveness of keeping them stacked there is very compelling.

And as we’ve learned over the last month or two from preparing the rigs to come out, we have a very good and increased confidence in how much it’s going to cost us and how quickly we can do it, and we know we can bring them out actually within the cost range that we’ve previously announced, in fact, to some extent, at the lower end of the that, and we can do it effectively within a sort of 90-day to a 100-day period. That – I think that’s the way we would view it now is that will be – the active Atwood rigs will become the marketed rigs and there’re stacked rigs that we have where we would hold back until we saw an improving market conditions.

Q – Colin Davies – Sanford C. Bernstein & Co. LLC: Great. That’s really helpful. Thank you.

Operator: Our next question is from Mark Brown, Seaport Global. Please go ahead.

Q – Mark Brown – Seaport Global Securities LLC: Thank you. Congratulations. I wanted to say that as well. Just two quick questions. The Australian market, wondering what your strategy will be now, that seems to be a market that you could increase your footprint, especially on the floater side. And also I just wanted to clarify any plans to repurchase the Atwood 2020, 6.5% notes that mature with given – to avoid that interest expense? Thank you.

A – Carl Trowell – Ensco Plc: Maybe I’ll take the first one with Rob, and Jon can take the second part. No, clearly, I think the Asia Pacific market becomes a really important one for the pro forma company, and Australia has been a very good market to both of us, and I think both of us understand that market and see the opportunity there. And we’ve got some great client relationships there to build upon. And – so of course, it’s one that we’re going to keep focused on. But I think that’s true of the whole Asia Pacific market now, which looks very interesting for us as a combined company.

The bit I would add is, I think what it does show is the value and importance of the type of semisubs that we have in the pro forma company. There is a very simplistic view seems to be out in the market that drillships good, any semisubs not good, and it’s just simply not the case. It’s a case that there are programs around the world for which drillships are extremely well suited. And there are other programs and other geographic markets, where high capacity, flexible semisubs, either Moored or DP have got a unique place. And I think both the companies have demonstrated that. Rob?

A – Rob Saltiel – Atwood Oceanics, Inc.: Yeah. As I mentioned before, we at Atwood, because of our small scale, we’ve tended to focus on certain markets, and in our history, Australia has been one of our core markets. We’ve been active there since the 1970s and as a result of that, we built a great reputation in that market, but also some other Asia Pacific markets as well.

And I think that the combination of the two companies gives a great opportunity for expansion of relationships with existing and new clients and we’ll certainly do nothing, but enhance the confidence our clients collectively will have in the combined company going forward, because of what that company can offer.

So it really should be a win-win in terms of advantages for the customers as well as the combined companies’ ability to offer services in some new markets and with some new customers.

A – Carl Trowell – Ensco Plc: And I’ll maybe take the opportunity to just before Jon picks up, to just build a – make a comment, a little bit more about the broader market and how we see the recovery unfolding.

The recovery is not going to be across all places at the same time across all sectors or areas. I think we quite clearly see already increase in activity, albeit off the low base in the jackup market, of which the Asia Pacific area went down very heavily, but we’re starting to see that come back now. But we’re going to see it in different geographies in different water depths, and I think that’s where it’s a point that we’d really like to get over that one of the advantages of this transaction is this broad, both geographic and asset class exposure we have to a recovery market. We’re going to be able to provide clients to serve markets where the shallow-water is recovering.

We actually see the next place after the shallow-water and jackups being in around existing basins with existing production and existing fields, where the semisub fleet of the combined company is going to be extremely well placed. And then maybe the deepwater, the open deepwater exploration, big FIDs in deepwater have been later in the cycle, but then we’ve got the drillships exposure to that. So, I think that diversity of geography and asset class is going to be a real advantage for us and so that lead us towards the recovery.

A – Jon Baksht – Ensco Plc: And Mark, to address your question on the repurchasing of the 2020 notes. At this point, I think we just have to see how many of those gets put back. At closing there is a 101 put on those. We have $3.9 billion of liquidity, so we can obviously anticipate being able to pay for those, if those come due. And then, after we see how much of that gets put, we can make a determination if we’d like to pursue potentially buying back some of those, if there are – if there is any remaining.

Q – Mark Brown – Seaport Global Securities LLC: Thank you.

Operator: Our next question comes from Sean Meakim with JPMorgan. Please go ahead.

Q – Sean Meakim – JPMorgan Securities LLC: Thanks. Good morning. So, maybe just to ask the DCF question in a different way, and build off of the comments that Carl just made. Given the backlog roll-off you’re going to experience within the existing contracts, there is a need to replace that revenue after the 2018-2019. I agree with your earlier comments that timing is just as important as magnitude, given the liquidity bridge. And so I guess, I’m just trying to get a sense for at least from Carl’s perspective, how much macro help is needed in the deepwater and by when?

A – Carl Trowell – Ensco Plc: Maybe if I understand your question correctly, I think we – I don’t think anything has drastically changed from what we announced in our last earnings call, so I’ll reiterate that a little bit.

What we have seen is, we have seen a relatively significant broad-based pick up in activity, in terms of tendering and inquiries, that’s especially true in the shallow-water jackup market, and to a lesser degree in the deepwater.

Now, I feel it’s – I feel more confident about at this point in the jackup market, because in the – as long as we’re in the $50 plus Brent oil price realm, most shallow-water basins around the world are economic at that oil price. And what has been constraining activity is actually a lot of clients preserving liquidity and cash. But we are seeing a pick up now across most geographies to some extent. And as I said, a caveat to that is, it is coming off an extremely low base, but we’re now seeing it in multiple geographies and actually quite a material pick up in tendering. So I think that that is the place we feel that there’s already some momentum now towards recovery.

Pricing is still incredibly competitive, and I think we have to wait in the jackup space before we see any – we need to let this recovery pick pace up certainly into next year, probably before we can start to see any point at which we would feel the pricing was recovering. But so far, it’s a positive trend compared to where we were maybe two quarters, three quarters ago.

In the floater segment, we have seen a pick up – a moderate pick up in tendering activity, we’ve seen clients who have deferred some programs out that can no longer be deferred, starting to tender those now. And we’ve seen programs that are very clearly economic even at current oil prices start to come back to the table. As of the moment that pick up in activity is not enough to offset the number of the floaters that are likely coming up – or will be coming up contracts in the next for the remainder of this year.

So I think, we feel that with the floaters segment is still going to be challenged from the utilization and the pricing point of view as we go through the rest of this year.

But what we are beginning to see is increased activity in tenders for 2018 and 2019. Now, that’s still going to remain modest I think at the current oil prices, but if we start to see a recovery to sort of $60 oil or an expectation that we are going there, I think we would expect to start to see that tendering activity pick up. But I think we are being realistic and we are not pinning our models or any value on that being a sudden and rapid pick up in the floater space anytime really before mid next year and I think in most of our assumptions we’re assuming that that doesn’t really become at all material until 2019.

A – Jon Baksht – Ensco Plc: Maybe the thing I might add on that, Sean, because I think you started that question around DCF. Just the way we’re looking at this, there doesn’t have to be a certain inflection in the recovery for this deal to make sense, for example if the recovery doesn’t happen by X date, then the DCF is no longer accretive. Again, I think a lot of the modeling here does work in various recovery scenarios that we looked at, and it’s accretive on each of those basis. And there is a lot of value here to the cost savings on a combined basis. The $65 million of annual savings that we’re projecting is pretty meaningful in both in weak environments and in stronger environment.

Q – Sean Meakim – JPMorgan Securities LLC: Got it. Thanks, gentlemen.

Operator: And our next question is a follow-up question from Haithum Nokta with Clarksons Platou Securities. Please go ahead.

Q – Haithum Nokta – Clarksons Platou Securities, Inc.: Hey, thanks for the follow-up. I just wanted to ask on the $100 million of transaction cost, is that all cash or how should we think about that?

A – Jon Baksht – Ensco Plc: Yeah. So, that’s a number that we’re still going to refine as we look at it specifically. So, it is a bit of an estimate at the moment, so we’ll guide to you around that number. But I would say that it is predominantly cash. Just to give you a bit more color, the majority of it would likely be incurred around closing. And so, maybe call it – well, majority of it would be in 2017 and then the remainder would be in 2018, but we are looking at it mostly in cash.

Q – Haithum Nokta – Clarksons Platou Securities, Inc.: Got it. Thank you.

Nick Georgas, Director, Investor Relations and Communications, Ensco Plc

Operator, at this time, I think we’re fast approaching the top of the hour. So, thank you for helping us out today and thank you to everyone on the call for joining us. Please have a great day and certainly let us know if you have any follow-up questions. Thank you.

Operator: The conference is now concluded. Thank you for attending today’s presentation. You may now disconnect.